Cane Clark LLP			3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@kcanelaw.com

February 17, 2005

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention: Amanda McManus

Re: Common Horizons, Inc.
       Amendment No. 2 to Form SB-2, filed on January 15, 2005
       File No. 333-119366

____________________________________________________________________

We write on behalf of Common Horizons, Inc. in response to Staff’s letter of January 26, 2005 by Peggy Kim, Senior Counsel of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a Third Amended Registration Statement on Form SB-2 (the “Third Amended SB-2”). We enclose with this letter a copy of the Third Amended SB-2, plus a copy of the prior SB-2 filing redlined to show the changes.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form SB-2

Significant Employees, page 22

1.	We note your response to prior comment 4. Please file the Cheflive agreement as an exhibit to your next amendment.

In response to this comment, the Company filed the Chef Live Agreement as exhibit 10.1 to the Third Amended SB-2.

Security Ownership of Certain Beneficial Owners and Management, page 22

2.	We note your response to prior comment 5. Similarly, please supplementally tell us whether Mr. Oram’s ownership includes those shares held by Carolyn, Douglas and Paul Oram.

1

In response to this comment, the Company discloses on a supplemental basis that those shares beneficially owner by Mr. Aaron Oram do not include the shares held by Carolyn, Douglas, and Paul Oram. Carolyn Oram and Douglas Oram are the mother and father of Aaron Oram. Paul Oram is the brother of Aaron Oram. Mr. Aaron Oram does not, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise have voting power or investment power over the shares held by his immediate family members. Carolyn, Douglas, and Paul Oram are competent adults and do not share the same household or residence as Aaron Oram.

Liquidity and Capital Resources, page 38

3.	We note your response to prior comment 7 and your statements that you plan to list your stock or have your stock be approved for listing. Please revise the second paragraph to clarify that you plan to have your common stock “quoted” on the over-the-counter bulletin board and that a market for your common stock may never develop.

In response to this comment, the Company revised the paragraph referenced in the comment above to clarify that they plan to have their common stock quoted on the over-the-counter bulletin board and that a market may never develop for their common stock.

Financial Statements

4.	With respect to our previous comment 9, we reiterate our request that you include audited financial statements as of and for a period ending within 135 days of the filing as you have existed for a period of less that one year. Refer to Item 310(a) of Regulation S-B.

In response to this comment, the Company included audited financial statements for the period from inception of January 28, 2004 to December 31, 2004.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank You.

Sincerely,

/s/ Kyleen Cane
Kyleen E. Cane, Esq.
Cane Clark LLP

2